SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC  20549

                       ------------------------

                            SCHEDULE 13E-4

                    ISSUER TENDER OFFER STATEMENT
(PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                          (Final Amendment)

              KFC National Purchasing Cooperative, Inc.
                           (Name of Issuer)

              KFC National Purchasing Cooperative, Inc.
                 (Name of Person(s) Filing Statement)

            Membership Common Stock and Store Common Stock
                    (Title of Class of Securities)

                                 N/A
                (CUSIP Number of Class of Securities)

          William L. Bickley       copy to:  James A. Giesel
          KFC National Purchasing            Brown, Todd & Heyburn PLLC
            Cooperative, Inc.                400 West Market St., 32nd Floor
          Louisville, KY  40232              Louisville, KY  40202
          (502) 896-5900                     (502) 589-5400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                           January 28, 1999
(Date Tender Offer First Published, Sent or Given to Security Holders)

                      CALCULATION OF FILING FEE

      Transaction Valuation              Amount of Filing Fee
$4,236,000 (value of net assets
to be spun-off through Tender Offer)              $0

     [ ] Check box if any part of the fee is offset as provided by rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  $847.20   Filing party:  KFC National Purchasing
                                                  Cooperative, Inc.

Form or registration no.:  Schedule 14A     Date filed: November 17, 1998

                           Final Amendment

     On February 25, 1999, the KFC National Purchasing Cooperative, Inc. (the "KFC Coop") extended the expiration date of its Tender Offer dated January 28, 1999 (the "Tender Offer") from 12:00 midnight
(Eastern Standard Time) on Friday, February 26, 1999 to 12:00 midnight (Eastern Standard Time) on Sunday, February 28, 1999.

     The Tender Offer terminated at 12:00 midnight (Eastern Standard
Time) on February 28, 1999.

     Pursuant to the Tender Offer, 77 shares of Membership Common
Stock and 699 shares of related Store Common Stock were tendered to, and purchased by, the KFC Coop. The purchase occurred on March 1, 1999.


                             SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 1999

                         KFC NATIONAL PURCHASING COOPERATIVE, INC.

                         By:  /s/  William L. Bickley
                             William L. Bickley
                             Chief Financial Officer